
Sumitomo
Corporation

RECEIVED
2006 APR 12 A 11: 37
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 12g3-2(b) File No. 82-34680

April 7, 2006



06012459

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press Release dated April 7, 2006 [English translation].

PROCESSED
APR 12 2006
THOMSON
FINANCIAL

dw 4/12

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,



Koichi Takahata

General Manager, Investor Relations Dept.

Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

Contact: Sumitomo Corporation
1-8-11, Harumi, Chuo-ku
Tokyo 104-8610 Japan
Corporate
Communications Dept.
Mitsuru Iba
81-3 5166-3089

Sumitomo Corporation and UBS AG reached a settlement in relation to illicit copper trading by a former employee of Sumitomo

Tokyo, April 7, 2006 – Sumitomo Corporation (Sumitomo) today announced that Sumitomo and UBS AG (headquarters: Switzerland) reached a settlement of a lawsuit filed by Sumitomo against UBS AG in relation to the illicit copper trading by Yasuo Hamanaka, a former employee of Sumitomo in the Tokyo High Court on April 7, 2006.

UBS AG, without any admission of wrongdoing or unlawful act, will pay Yen 10 billion to Sumitomo for the settlement.

Sumitomo filed the lawsuit against UBS AG with the Tokyo District Court in June, 1999. The Tokyo District Court rendered a judgment dismissing Sumitomo's claims in May 2004. In May, 2004, Sumitomo filed an appeal to the Tokyo High Court on grounds of errors in the judgment by the Tokyo District Court. The Tokyo High Court advised Sumitomo and UBS AG that the lawsuit should be resolved by settlement and Sumitomo agreed to settle the lawsuit based on the advice by the Tokyo High Court.

The settlement amount of Yen 10 billion will be posted as profit in the fiscal year of March 2007.

Ends.